ANEW Health Limited

Unit 2301-05, 23/F, Tower 5, The Gateway

Harbour City, 15 Canton Road

Tsim Sha Tsui, Kowloon, Hong Kong

March 7, 2025

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ANEW Health Limited
Amendment No.2 to Draft Registration Statement on Form F-1
Submitted on December 20, 2024
CIK No. 0002019042

Dear Ms. Jane Park, Ms. Tayyaba Shafique, Mr. Conlon Danberg, and Mr. Terence O’Brien:

We received the comment letter dated December 20, 2024, regarding ANEW Health Limited (the “Company,” “Anew Health,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). A Registration Statement on Form F-1 (the “Form F-1”), which has been revised to reflect the Staff’s comments and certain other updates to the Form F-1, is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted December 20, 2024

Management’s Discussion and Analysis of Financial Condition

Revenue, page 63

1.	We note your response to prior comment 7 and the updates made to the revenue discussion within results of operations. Please update your discussion so that an investor can easily understand what drives the $12,573,332 increase in Pain Management and Health Services income. Please describe the increase in the number of contracts and the average annual contract value. Refer to Item 303(2) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 64 and 65 of the Form F-1 to clarify that our revenue increased by $13,517,342, or 49.6%, rising from $27,279,245 for the year ended March 31, 2023, to $40,796,587 for the year ended March 31, 2024. This significant growth can be primarily attributed to a notable increase in pain management and service income, driven by our focus on high-value service offerings. We launched new energy-based pain management services in the later part of the year ending March 31, 2023, including laser treatment for pain relief and a body function enhancement service specializing in weight management that generated approximately $6.9 million for the year ended March 31, 2024. These premier services have created a premium in revenue and significantly contributed to our overall growth that the number of contract treatments performed only slightly increased by 2,934, or 5.7%, from 51,040 for the year ended March 31, 2023 to 53,974 for the year ended March 31, 2024 where the average contract treatment values increased substantially by 47.7%, rising from HK$3,437 for the year ended March 31, 2023 to HK$5,067 for the year ended March 31, 2024. Also, we have described the increase of contracts and their value on pages 64 and 65, the number of contracts for the year ended March 31, 2024 increased to 25,730 from 22,578 for the year ended March 31, 2023, while the average contract value for the year ended March 31, 2024 decreased to 1,291 from 1,440 for the year ended March 31, 2023; and number of contracts for the six months ended September 30, 2024 decreased to 12,378 from 12,885 for the six months ended September 30, 2023, or approximately 4%, while the average contract value for the six months ended September 30, 2024 increased to 1,508 from 1,382 for the six months ended September 30, 2023.

Overall, the combination of increased contract service volume and higher average contract treatment values have driven the growth in our Pain Management and Health Services income, aligning with the requirements outlined in Item 303(2) of Regulation S-K.

Pain Management and Function Enhancement Services, page 84

2.	We note your response to prior comment 12 and your analysis of aggregation criteria provided as outlined ASC 280-10-50-11 and reissue. Please revise your disclosure on segment reporting to either report revenues for each product and service, or disclose that providing such information is impracticable, as required by ASC 280-10-50-40.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 64 of the Form F-1 to provide a detailed breakdown of revenues by energy type for FY2024 and FY2023. This update clarifies the main streams of our income, highlighting that our Pain Management and Health Services income is segmented into energy-based and non-energy-based treatments. Additionally, we have included the overview of our healthcare and product sales income as well as the forfeiture income. These modifications aim to provide a more transparent view of the factors contributing to our overall revenue growth and ensure alignment with the requirements outlined in ASC 280-10-50-40.

Service Center, page 87

3.	We note your response to prior comment 3 that before your Tsim Sha Tsui Service Center become operational, you operated several service centers in the district of Mong Kok, Tsim Sha Tsui, and Wanchai in Hong Kong. Please include a similar statement in your prospectus to explain the context of your operating history prior to the opening of the Tsim Sha Tsui Service Center..

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 92 of the F-1 to clarify that we operated several service centers in the districts of Mong Kok, Tsim Sha Tsui, and Wan Chai in Hong Kong before our current Tsim Sha Tsui Service Center became operational.

Note 11 - Equity, page F-19

4.	We note your response to prior comment 13. Please expand Note 17 to provide more detailed disclosure regarding these amounts due, including the nature of the transactions that resulted in these amounts due as well as the significant terms and conditions of the amounts due. Please also disclose whether Mr. Ka Wai Victor, Mo will settle the outstanding receivables in cash.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page F-49 of the Form F-1 to expand Note 17 with additional disclosures.

General

5.	Please file your exhibits in proper text-searchable format, including exhibits 10.4, 10.5, 10.6, 10.7, 10.8 and 10.9. Please refer to Item 301 of Regulation S-T.

RESPONSE: In response to the Staff’s comment, we have filed the exhibits in proper text-searchable format, including exhibits 10.4, 10.5, 10.6, 10.7, 10.8 and 10.9.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Ka Wai Victor Mo
Ka Wai Victor, MO
Chief Executive Officer and Chairman of the Board